EXHIBIT 1.02

Altra Industrial Motion Corp.

Conflict Minerals Report

For The Year Ended December 31, 2013

This is the Conflict Minerals Report of Altra Industrial Motion Corp. for calendar year 2013, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-677161 for definitions to the terms used in this Conflict Minerals Report (this “Report”), unless otherwise defined herein.

1.	Overview

This Report has been prepared by Altra Industrial Motion Corp. (herein referred to as “Altra”, “we”, “us” or “our”). The information in this Report includes the activities of all subsidiaries owned or controlled by Altra that are required to be consolidated for purposes of this Report.

2.	Product Description

Altra is a leading global designer, producer and marketer of a wide range of mechanical power transmission products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation, and turf and garden. Altra’s product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, belted drives, couplings, engineered bearing assemblies, linear components, gear motors, electronic drives, and other related products.

3.	Compliance with the Conflict Minerals Rule

Altra is fully committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which aims to prevent the use of certain “conflict minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the “Conflict Region”). For purposes of Rule 13-1 (the “Conflict Minerals Rule”), “Conflict Minerals” include: columbite-tantalite (“tantalum”), cassiterite (“tin”), wolframite (“tungsten”), and gold.

In accordance with the Conflict Minerals Rule, Altra undertook due diligence reasonably designed to (i) identify whether there are any Conflict Minerals necessary to the functionality or production of products manufactured by Altra or contracted by Altra to be manufactured, and if so, (ii) determine whether any of those Conflict Minerals originated in the Conflict Region, or are from recycled or scrap sources. Altra’s due diligence process is described in detail below.

[1]	Final Rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at http://www.sec.gov/rules/final/2012/34-67716.pdf.

While Altra takes compliance with the Conflict Minerals Rule very seriously, as a company engaged in the manufacture of mechanical power transmission products, Altra is several levels removed from the actual mining of any potential Conflict Minerals that may be contained in its final products. Furthermore, Altra does not purchase raw ore or unrefined Conflict Minerals, or make purchases from the Conflict Region. Thus, it is difficult for Altra to determine the origin of any potential Conflict Minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Mineral-containing derivatives. The smelters and refiners in Altra’s supply chain — who Altra typically does not know due to being so far removed from them in the supply chain — are in the best position to know the origin of the ores.

4.	Reasonable Country of Origin Inquiry

In order to comply with the Conflict Minerals Rule, Altra developed a management-level Conflict Minerals compliance team, led by Altra’s General Counsel. In addition, each of Altra’s business units appointed a site-level compliance team. Each site-level compliance team was tasked with (i) conducting a comprehensive analysis of its products, and generating and maintaining a list of those of its products for which Conflict Minerals are necessary to their functionality or production (the “Conflict Minerals Product List”) and (ii) generating and maintaining a list of suppliers that have the potential to supply components, parts or materials that contain Conflict Minerals and are incorporated into products listed on its Conflict Minerals Product List (the “Conflict Minerals Supplier List”).

Each site-level compliance team, with support and guidance from the management-level compliance team, conducted a reasonable country of origin inquiry (“RCOI”) on the products included on its Conflict Minerals Product List. Altra’s RCOI process involved sending to each supplier on the Conflict Minerals Supplier List a compliance package that included (a) Altra’s Policy Statement on Conflict Minerals, (b) a letter to the supplier educating the supplier on compliance with the Conflict Minerals Rule and (c) a survey designed to determine the origin of any Conflict Minerals contained within the components, parts and materials supplied to Altra (the “Supplier Compliance Package”). Each site-level compliance team made every reasonable effort to follow up with suppliers who did not return the survey or who did not provide a meaningful response.

5.	Due Diligence Framework

Altra designed its due diligence process to conform in all material respects with the Organization for Economic Co-Operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework (the “OECD Framework”). In accordance with the OECD Framework, Altra has implemented a Conflict

Minerals compliance and due diligence program that includes (i) the establishment of strong company management systems, (ii) procedures for identifying and assessing risk in Altra’s supply chain, (iii) a strategy to respond to identified risks, and (iv) public reporting on supply chain due diligence. The following is a summary of Altra’s efforts to comply with the OECD’s Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain.

5.1	Company Management Systems

a.	Altra has structured internal management to support supply chain due diligence.

i.	Altra has adopted and implemented a Policy Statement on Conflict Minerals which is publicly available in the “Corporate Governance” section of Altra’s website located at: http://ir.altramotion.com/governance.cfm.

ii.	Altra has also established a management system which includes the development of a management-level Conflict Minerals compliance team, led by Altra’s General Counsel, as well as business site-level compliance teams. The site-level compliance teams are comprised of subject matter experts from relevant functions such as purchasing, quality assurance and engineering.

iii.	Each site-level compliance team reports to the General Counsel, who briefs senior management on the compliance and due diligence efforts as necessary.

b.	Altra has strengthened its engagement with suppliers by communicating with and educating its suppliers as necessary with respect to the Conflict Minerals Rule and the materials contained within Altra’s Supplier Compliance Package.

c.	Altra requires its suppliers to support its Conflict Minerals compliance efforts through contractual methods. For example, Altra has incorporated terms and conditions in its procurement documents which require the supplier to certify that its product is “conflict free.”

d.	Altra’s Code of Business Conduct includes a mechanism for employees to escalate issues and concerns regarding any compliance matter, including issues regarding compliance with the Conflict Minerals Rule. In addition, Altra’s Conflict Minerals site-level compliance teams routinely follow up with the management-level compliance team, including the General Counsel, to identify and escalate any identified issues associated with non-responsive or problematic responses to Altra’s RCOI survey. Altra believes that this system is conducive to identifying and addressing risks as early as possible.

5.2

Identify and Assess Risks in the Supply Chain. Altra has designed and implemented a strategy to assess risks in its supply chain. As noted above, Altra conducted a comprehensive analysis of its products in order to determine which of its products contain Conflict Minerals that are necessary to their functionality or production.

Suppliers who have the potential to supply parts, components and materials that contain Conflict Minerals and are incorporated into such of Altra’s products were included in the scope of Altra’s RCOI described above. Altra has relied on the responses of these suppliers to provide information about the source of Conflict Minerals contained within the parts, components and materials supplied to Altra.

5.3	Design and Implement a Strategy to Respond to Risks. Altra has designed and implemented a strategy to respond to identified risks. Altra’s strategy includes the following:

a.	Findings of supply chain risk assessment are reported by Altra’s site-level compliance teams to Altra’s management-level compliance team, including the General Counsel, who briefs senior management as necessary.

b.	Utilizing a comprehensive supplier questionnaire and certification designed to definitively determine whether or not any Conflict Minerals in its products originated in the Conflict Region and, if so, whether the funds or proceeds from the mining operations within the Conflict Region that were the source of such Conflict Minerals have been used to finance or benefit rebel or militia groups that engage in armed conflict, extreme violence and/or systemic human rights abuses in the Conflict Region.

c.	Communicating with and educating suppliers on compliance with the Conflict Minerals Rule.

d.	Requiring suppliers to complete their due diligence processes and certify as to the source and chain of custody of Conflict Minerals within their products.

e.	Communicating to its suppliers that they will be evaluated and reviewed on an ongoing basis for compliance with the Conflict Minerals Rule and that Altra reserves the right at any time to take appropriate actions with respect to non-compliant suppliers, up to and including discontinuing purchases from the supplier.

5.4	Independent Third Party Audit of Supply Chain Due Diligence. With respect to Step 4 of the OECD Guidance, as noted above, Altra is a downstream consumer of Conflict Minerals and is many steps removed from smelters and refiners who provide minerals and ore. Altra does not purchase raw or unrefined Conflict Minerals and does not directly purchase these minerals from the Conflict Region. Therefore, Altra does not perform or direct audits of smelters and refiners within its supply chain. Altra relies on industry resources, such as the Conflict Free Smelters Initiative and other certifying bodies, to provide certifications and to influence smelters and refiners to participate in audits and achieve conflict-free certifications.

5.5	Public Report on Supply Chain Due Diligence. Altra complies with Step 5 of the OECD Guidance by making this Report and its Policy Statement on Conflict Minerals publicly available in the “Corporate Governance” section of Altra’s website located at: http://ir.altramotion.com/governance.cfm.

6.	Due Diligence Results

Altra’s efforts to collect information from suppliers included within the scope of Altra’s RCOI continued into the current calendar year. Despite our diligent efforts in repeatedly contacting non-responsive suppliers, as of the date of this filing, Altra has yet to receive responses to its RCOI survey from a number of its suppliers. As such, Altra does not yet have sufficient information from its suppliers or other sources to (1) determine the country of origin of the Conflict Minerals used in certain of its products within the scope of its RCOI or (2) identify the facilities used to process those Conflict Minerals. Consistent with the OECD Guidance for downstream companies such as Altra, our efforts to determine the mine or location of origin of necessary Conflict Minerals with the greatest possible specificity encompassed our RCOI and due diligence measures described above, which were not conclusive.

7.	Risk Mitigation Efforts

The due diligence process outlined above has mitigated the risk that components necessary to the functionality or production of Altra’s products contain Conflict Minerals that could benefit armed groups in the Conflict Region. In the next compliance period, Altra intends to expand its due diligence to include additional suppliers, and implement steps that will improve upon the information gathered during the due diligence, to further mitigate any risk that Altra’s products contain any necessary Conflict Minerals from the Conflict Region that could benefit armed groups. These steps include:

•	Enhancing supplier communication, education and training in attempts to increase the response rate of suppliers to Altra’s RCOI and due diligence surveys and to ensure the accuracy of those responses;

•	Moving towards purchasing only from suppliers who are sourcing from certified, conflict-free smelters; and

•	Where possible, encouraging any smelters identified as a result of Altra’s RCOI and due diligence processes to obtain a conflict-free designation from the EICC-GeSI Conflict-Free Smelter Program or a similarly certified program.

In order to achieve Altra’s ultimate goal of ensuring that only conflict-free materials and components are used in its products, Altra will routinely (i) monitor these risk mitigation efforts, (ii) report to senior management on the effectiveness of these efforts and (iii) make any adjustments to this strategy as may be necessary from time to time.

8.	Independent Audit

After performing appropriate due diligence, Altra is unable to determine whether the Conflict Minerals necessary to the functionality or production of its products originated in the Conflict Region or whether such necessary Conflict Minerals directly or indirectly financed or benefited armed groups in the Conflict Region. Therefore, for the temporary period specified in Instruction 2 to Item 1.01, Altra is not required to obtain an independent private sector audit of this Report.